UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission File Number 1-7534

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Storage Technology Corporation
One StorageTek Drive
Louisville, CO 80028-4309

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
INDEX TO FINANCIAL STATEMENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Storage Technology Corporation Deferred Compensation Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Date: March 26, 2003	STORAGE TECHNOLOGY CORPORATION DEFERRED COMPENSATION PLAN By: /s/ Roger C. Gaston —————————————— Roger C. Gaston Chairman of the Administrative Committee

Report of Independent Accountants

To the Participants and Administrator of
  Storage Technology Corporation
  Deferred Compensation Plan

In our opinion, the accompanying statements of accumulated plan obligations and the related statements of changes in accumulated plan obligations present fairly, in all material respects, the accumulated plan obligations of Storage Technology Corporation Deferred Compensation Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in accumulated plan obligations for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
March 21, 2003

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
STATEMENTS OF ACCUMULATED PLAN OBLIGATIONS

	December 31, 2002	December 31, 2001
Deferred compensation, payable in:
Cash	$29,586,303	$26,292,141
Common stock	270,299	262,282

Total deferred compensation	29,856,602	26,554,423

Accumulated plan obligations	$29,856,602	$26,554,423

The accompanying notes are an integral part of these financial statements.

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
STATEMENTS OF CHANGES IN ACCUMULATED PLAN OBLIGATIONS

	December 31, 2002	December 31, 2001	December 31, 2000
Additions:
Participant contributions	$4,277,473	$3,504,506	$3,909,381
Employer contributions	257,631	209,383	205,464
Net appreciation in market value of stock	9,011	52,786	--

Interest income	2,108,219	1,911,399	2,350,839

Total Additions	6,652,334	5,678,074	6,465,684

Deductions:
Benefits paid to participants	3,349,161	4,831,655	9,470,147
Common Stock distributions	994	--	--

Total Deductions	3,350,155	4,831,655	9,470,147

Net increase (decrease) in liability	3,302,179	846,419	(3,004,463)
Accumulated plan obligations
Beginning of year	26,554,423	25,708,004	28,712,467

End of year	$29,856,602	$26,554,423	$25,708,004

The accompanying notes are an integral part of these financial statements.

STORAGE TECHNOLOGY CORPORATION
DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Storage Technology Corporation Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

      GENERAL

The Plan, established January 1, 1989, covers a select group of management and highly compensated employees and outside directors of Storage Technology Corporation (StorageTek or the Employer). The Plan allows for the participants to defer the receipt of certain compensation and receive distributions of such amounts in the future, together with applicable credited earnings. StorageTek intends that the Plan shall be treated as an unfunded plan for purposes of both the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 1998, the deferred compensation plans of a company acquired by StorageTek were merged into the Plan (Merged Plans). The terms and provisions of the Merged Plans were extinguished at the time of the merger, except that participants who had an earned and accrued benefit and were in payout status at the time of the merger continued to receive their benefits under the terms and provisions of the Merged Plans that existed prior to the merger.

      PLAN ADMINISTRATION

The Plan is administered by the Storage Technology Corporation Employees Profit-Sharing and Thrift Plan Committee (Administrative Committee), which is appointed by StorageTek’s Board of Directors.

      ELIGIBILITY

In its sole discretion, the Administrative Committee determines the eligibility requirements for Plan participation and designates the individuals to whom the opportunity to participate will be extended.

      CONTRIBUTIONS

A participant may elect to defer the following percentages of their compensation:

Type of participant	Deferral percentage allowed
All	Up to 50% of base salary and up to 75% of the cash portion of bonus paid under StorageTek's Management By Objective (MBO) Bonus Program
Marketing or sales executives	Up to 75% of any marketing bonus
Sales executives	Up to 75% of commissions
Outside director	Up to 100% of retainer and meeting fees

All deferrals are credited to the participant’s Plan account at the time that the compensation would otherwise have been paid to the participant. A participant’s deferral election is effective for an entire calendar year and cannot be changed after the calendar year begins.

In addition to the amounts above, a participant may also elect to contribute to the Plan profit sharing and thrift plan amounts that are in excess of statutory limits. StorageTek provides a matching contribution to the Plan as if the participant’s deferral had been contributed to the profit sharing and thrift plan. StorageTek provides a matching contribution equal to 100% of the first 3% of compensation contributed by the participant, and 50% of the next 4% of compensation contributed by the participant, up to a maximum match of 5% of the participant’s compensation each pay period.

      CREDITED EARNINGS

The rate of credited earnings in a calendar year is equal to the monthly average of ten-year Treasury Notes for the prior calendar year, plus 2.50%. Credited earnings rates were 7.72% for 2002, 9.03% for 2001, and 8.42% for 2000. Credited earnings are only accrued on account balances that will be distributed in cash.

      VESTING

Participant and Employer contributions, as well as earnings credited to participant accounts, are 100% vested at the time of contribution.

      DEATH AND SURVIVOR BENEFITS

If a participant dies prior to the full distribution of his or her account balance, the Plan provides for the payout of that account balance to the participant’s designated beneficiary.

For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, if the participant dies prior to retirement, the participant’s beneficiary is entitled to receive a monthly benefit amount over ten years based on the participant’s compensation deferrals and age at time of death. If the participant dies after retirement distributions have begun, the surviving spouse is entitled to receive the remaining monthly benefit amounts payable to the participant, as well as an additional monthly benefit for the rest of the surviving spouse’s life.

      DISTRIBUTIONS

Participants elect the method of distribution for their deferred compensation on an annual basis. Participants may elect to receive lump-sum distributions three, five, or ten years after the date of deferral or they may elect to receive a post-termination distribution in one of the following two methods: 1) a lump-sum distribution or 2) a distribution in five or ten equal annual installments if the participant has at least four years of service with the Employer.

For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, distributions are made subsequent to retirement, generally over a period of five, ten, or fifteen years.

The Plan and the Merged Plans allow for hardship withdrawals as decided by the Administrative Committee in its sole discretion. The Plan also allows for early distributions of any portion of participant accounts. A ten percent penalty is imposed on the amount of a participant’s early distribution.

Prior to May 23, 2001, all distributions were distributed in cash. On May 23, 2001, certain participants received the opportunity to make a one-time, irrevocable election to have all or a portion of their outstanding account balances deemed to be invested in the Employer’s common stock (Stock Investment Alternative). Four participants elected to receive all or a portion or their balances distributed in common stock of the Employer at the date of distribution. Account balances under the Stock Investment Alternative receive the same treatment as outstanding common stock of the Employer, including dividend earnings or corporate transactions such as a merger, stock split, or other similar event.

      PLAN EXPENSES

Management and administration fees incurred by the Plan are paid by StorageTek. Plan expenses were $29,735 in 2002, $86,165 in 2001, and $37,307 in 2000.

      PLAN FUNDING

All amounts payable to participants under the Plan are paid from the general assets of the Employer, except for distributions made under the Stock Investment Alternative, which will be distributed in common stock of the Employer.

StorageTek holds company-owned life insurance policies in a rabbi trust to protect the participants from a change of heart, change of control, or weakening financial condition on the part of StorageTek. These policies are not considered assets of the Plan, as the cash surrender value would be subject to StorageTek’s general creditors if StorageTek were to become insolvent.

      PLAN TERMINATION

StorageTek currently intends to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan or any part of the Plan at any time, except that no amendment may decrease any already accrued benefit. In the event of termination, all Plan accounts would be distributed as soon as practicable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

The Plan financial statements are prepared on an accrual basis of accounting. Participant and Employer contributions are recorded each pay period. Interest income is recorded when earned. Expenses are recorded when the obligations are incurred.

      USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets as of the date of the financial statements, including, but not limited to, obligations associated with death and survivor benefits. Actual results could differ materially from these estimates and assumptions.

      ACTUARIAL ASSUMPTIONS ASSOCIATED WITH DEATH AND SURVIVOR BENEFITS

The deferred compensation liability to be distributed in cash includes an actuarial assessment of the Plan’s liability for death and survivor benefits associated with certain of the Merged Plans. The actuarial assessment was performed in 2001 and includes significant assumptions with respect to discount rates and mortality rates. The assumed discount rate used was 8.25% and the mortality rates were based on the G.B. Buck 1989 mortality table. The Plan determined that these assumptions were also appropriate in 2002, and therefore did not update the actuarial assessment.

      RISKS AND UNCERTAINTIES

Participant accounts that are to be distributed in cash are exposed to various risks, including interest rate and credit risk. Participant accounts that are to be distributed in stock are also exposed to various risks, including market and credit risk. Due to the level of uncertainty related to changes in these risks, it is reasonably possible that changes in these risks in the near term would materially affect the amounts reported in the statement of accumulated plan obligations and the statement of changes in accumulated plan obligations.

The Plan is unfunded, and although StorageTek currently intends to maintain assets in the Plan trust that are sufficient to cover cash distributions, StorageTek is not obligated to place any funds or shares of common stock into the trust to fund these obligations. If StorageTek becomes insolvent, participant benefits will become claims against the insolvent company, and participants will become general creditors of the insolvent company without any preference or prior claims to the entity’s assets, whether or not held in the Plan trust. In addition, all participant balances payable in common stock will be subject to the prior claims of StorageTek’s general creditors.

      COMMON STOCK

The obligation to distribute common stock under the Stock Investment Alternative is reported at the market value of the common stock on the last business day of the Plan year. In the statement of changes in accumulated plan obligations, the Plan presents the net appreciation in the fair value of the stock.

NOTE 3 – TAX STATUS OF THE PLAN

The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code. No provision for federal or state income taxes has been made because the Plan has no taxable income. Participants are not taxed until benefits are distributed, as the participants have not received any economic benefit or constructive receipt of those benefits prior to distribution.

NOTE 4 – SUBSEQUENT EVENT

In March 2003, the Administrative Committee approved a restated and amended Plan that becomes effective July 1, 2003. The changes are designed to give participants more flexibility in their deferral elections, including investment alternatives, distribution methods, and certain deferral percentages. These changes did not result in any adjustments to the Plan financial statements.